UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 6, 2023

BLACKROCK CAPITAL INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	814-00712	20-2725151
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

50 Hudson Yards
New York, NY 10001
(Address of principal executive offices)

(212) 810-5800
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	BKCC	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

ITEM 1.01.	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Amendment to the Revolving Credit Facility

On September 6, 2023, BlackRock Capital Investment Corporation, a Delaware corporation (NASDAQ: BKCC) (“BCIC”), entered into an Eighth Amendment (the “Amendment”), by and among BCIC, as borrower, certain of its subsidiaries, as guarantors (collectively, the “Subsidiary Guarantors”), the lenders (collectively, the “Lenders”) and Citibank, N.A., as administrative agent, which amends that certain Second Amended and Restated Senior Secured Revolving Credit Facility, dated as of February 19, 2016 (as amended, restated, amended and restated, supplemented or otherwise and in effect immediately prior to the effectiveness of the Amendment, the “Revolving Credit Facility”). The Amendment, among other things:

•	extends the maturity date of the loans made under the Revolving Credit Facility (collectively, the “Loans”) from April 23, 2025 to September 6, 2028;

•	extends the termination date of the commitments available under the Revolving Credit Facility (collectively, the “Commitments”) from April 23, 2024 to September 6, 2027;

•
reduces the applicable margin to be applied to interest on the Loans by 25 basis points per annum and reduces the commitment fee on unused Commitments from 40 basis points per annum to 37.5 basis points per annum; and

•
permits the merger of BCIC with and into Project Spurs Merger Sub, LLC (“Merger Sub”), a Delaware limited liability company and wholly-owned indirect subsidiary of BlackRock TCP Capital Corp., a Delaware corporation (NASDAQ: TCPC) (“TCPC”), with Merger Sub continuing as the surviving company (the “Merger”).

Upon and following the consummation of the Merger and satisfaction of customary conditions precedent (as further described in the Amendment), Merger Sub will assume all of the rights and obligations of BCIC under the Revolving Credit Facility and grant a lien on substantially all of its assets to secure the obligations thereunder.

The Revolving Credit Facility continues to include an “accordion” feature that allows BCIC, under certain circumstances, to increase the size of the Revolving Credit Facility up to $325 million in the aggregate.

Usage of the Revolving Credit Facility continues to be subject to a borrowing base, and the Revolving Credit Facility continues to be secured by substantially all of the assets of BCIC and the Subsidiary Guarantors.

In addition, the facility continues to contain customary representations, covenants (including restrictions on the incurrence of additional indebtedness, liens and dividends, and a requirement to maintain a certain minimum amount of shareholder’s equity and a certain minimum ratio of total assets, less all liabilities other than indebtedness, to indebtedness) and events of default.

The description above is only a summary of the material provisions of the Revolving Credit Facility and does not purport to be complete and is qualified in its entirety by reference to the provisions in such Revolving Credit Facility, a copy of which is attached hereto as Exhibit 10.1.

ITEM 2.03.	CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF BALANCE SHEET ARRANGEMENT OF REGISTRATION

The information contained in Item 1.01 to this current report on Form 8-K is incorporated by reference in this Item 2.03.

ITEM 8.01	OTHER EVENTS

On September 6, 2023, BCIC issued a press release announcing entry into the Amendment. A copy of the press release is furnished herewith as Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form 8-K contains information relating to a proposed business combination transaction between TCPC and BCIC whereby BCIC will merge with and into Merger Sub with Merger Sub continuing as the surviving company and as a wholly-owned subsidiary of Special Value Continuation Partners, LLC, a Delaware limited liability company and wholly owned direct consolidated subsidiary of TCPC (the “Merger”). Some of the statements in this Current Report on Form 8-K constitute forward-looking statements because they relate to future events, future performance or financial condition of BCIC or TCPC or the Merger. The forward-looking statements may include statements as to: future operating results of BCIC and TCPC and distribution projections; business prospects of BCIC and TCPC and the prospects of its portfolio companies; and the impact of the investments that BCIC and TCPC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Current Report on Form 8-K involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings. BCIC has based the forward-looking statements included in this Current Report on Form 8-K on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and TCPC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and TCPC in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, BCIC and TCPC plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and TCPC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of TCPC. The Joint Proxy Statement and the Registration Statement will each contain important information about BCIC, TCPC, the Merger and related matters. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com.

Participants in the Solicitation

BCIC, its directors, certain of its executive officers and certain employees and officers of BlackRock Capital Investment Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of BCIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2023. TCPC, its directors, certain of its executive officers and certain employees and officers of  Tennenbaum Capital Partners, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of TCPC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report on Form 8-K is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

Exhibit Number	Description

10.1	Eighth Amendment, dated as of September 6, 2023, by and among BlackRock Capital Investment Corporation, the Subsidiary Guarantors party thereto, the Lenders party thereto and Citibank, N.A., as administrative agent*

99.1	Press Release, dated as of September 6, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain schedules and exhibits have been omitted in accordance with Item 601 of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BLACKROCK CAPITAL INVESTMENT CORPORATION

Date: September 6, 2023	By:	/s/ James E. Keenan
Name: James E. Keenan
Title: Interim Chief Executive Officer and Chairman of the Board

	By:	/s/ Chip Holladay
Name: Chip Holladay
Title: Interim Chief Financial Officer and Treasurer

Exhibit 10.1

EIGHTH AMENDMENT, dated as of September 6, 2023 (this “Amendment”), to the SECOND AMENDED AND RESTATED SENIOR SECURED REVOLVING CREDIT AGREEMENT, dated as of February 19, 2016, as amended as of August 8, 2016, June 5, 2017, March 15, 2018, August 30, 2019, May 22, 2020, April 23, 2021, and April 26, 2023 (as further amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof, the “Credit Agreement”; each capitalized term used and not otherwise defined herein having the meaning assigned to it in the Credit Agreement), among BLACKROCK CAPITAL INVESTMENT CORPORATION, a Delaware corporation (the “Borrower”); the LENDERS from time to time party thereto; CITIBANK, N.A., as Administrative Agent for the Lenders (in such capacity, the “Administrative Agent”); and BANK OF MONTREAL, CHICAGO BRANCH, as Syndication Agent.

The Borrower has requested that the Lenders agree to amend the Credit Agreement in the manner provided herein, and the Extending Lenders (as defined below), constituting at least the Required Lenders (such term and each other capitalized term used and not otherwise defined herein having the meaning assigned to it in the Credit Agreement), are willing so to amend the Credit Agreement.

Accordingly, in consideration of the agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

A.          Amendments to the Credit Agreement.

(i)          Effective as of the Extension Amendments Effective Date (as defined below):

1.         the Credit Agreement (excluding, except as set forth below, all Schedules and Exhibits thereto, each of which shall remain as in effect immediately prior to the Extension Amendments Effective Date) is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold and underlined text (indicated textually in the same manner as the following example: bold and underlined text) as set forth in the pages of the Credit Agreement attached as Exhibit A hereto.

2.          Schedule I to the Credit Agreement is hereby amended in its entirety to be in the form of Schedule I hereto.

3.          Schedule 6.01 to the Credit Agreement is hereby amended in its entirety to be in the form of Schedule II hereto.

4.          Schedule 6.02 to the Credit Agreement is hereby amended in its entirety to be in the form of Schedule III hereto.

5.          Schedule 6.04 to the Credit Agreement is hereby amended in its entirety to be in the form of Schedule IV hereto.

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6.          The Exhibits to the Credit Agreement are hereby amended by adding the Borrower Assumption Agreement (as defined in the Credit Agreement as amended hereby on the Extension Amendments Effective Date (the “Extended Credit Agreement”)) as a new Exhibit F in the form of Exhibit C hereto.

(ii)         Effective as of the Reorganization Amendments Effective Date (as defined below), the Credit Agreement (as in effect immediately prior to the Reorganization Amendments Effective Date, and excluding, except as set forth in the Exhibits thereto and the Borrower Assumption Agreement (as defined below), all Schedules and Exhibits thereto, each of which shall remain as in effect immediately prior to the Reorganization Amendments Effective Date) is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold and underlined text (indicated textually in the same manner as the following example: bold and underlined text) as set forth in the pages of the Credit Agreement (as in effect immediately after (and assuming the occurrence of) Extension Amendments Effective Date) attached as Exhibit B hereto.

B.         Regarding the Extended Commitments.  (i)  On the terms and subject to the conditions set forth herein, effective as of the Extension Amendments Effective Date, each Lender that executes and delivers a signature page to this Amendment (each, an “Extending Lender” and, each Lender that does not so execute and deliver a signature page to this Amendment being deemed to be a “Non-Extending Lender”) agrees that the Commitment Termination Date with respect to all of its Commitments shall be extended from April 23, 2024 to September 6, 2027, and that the Maturity Date of any Loans, if any, made by it and outstanding on such extended Commitment Termination Date shall be extended from April 23, 2025 to September 6, 2028.

(ii)      To facilitate the transactions to occur on the Extension Amendments Effective Date, to the extent that any Extending Lender or new Lender is assuming the Commitments of any Non-Extending Lender (any such Lender, an “Assuming Lender”), on the Extension Amendment Effective Date, the Borrower shall (A) prepay the outstanding Loans (if any), (B) simultaneously borrow new Loans in an amount equal to such prepayment; provided that with respect to subclauses (A) and (B), (x) the prepayment to, and borrowing from, any existing Lender shall be effected by book-entry to the extent that any portion of the amount prepaid to such Lender will be subsequently borrowed from such Lender, (y) the existing Lenders and the Assuming Lenders (if any) shall make and receive payments among themselves, in a manner acceptable to the Administrative Agent, so that, after giving effect thereto, the Loans are held ratably by the Lenders in accordance with the respective Commitments as set forth on Schedule I, and (z) notwithstanding the delivery dates set forth in Sections 2.03(a) and 2.10(e) of the Credit Agreement, notices of prepayment or Borrowing Requests that are required to be delivered in connection therewith may be provided to the Administrative Agent by no later than 12:00 noon, New York City time, one Business Day prior to the Extension Amendments Effective Date, and (C) pay to the Non-Extending Lenders the amounts, if any, payable under Section 2.15 of the Credit Agreement as a result of any such prepayment.  Concurrently therewith, the Lenders shall be deemed to have adjusted their participation interests in any outstanding Letters of Credit and outstanding Swingline Loans so that such interests are held ratably in accordance with their Commitments as set forth on Schedule I.  Each Extending Lender hereby agrees that it shall not assert, and hereby waives, any right or claim to payment of any amounts payable under Section 2.15 of the Credit Agreement as a result of any prepayment described in this Section (B)(ii).

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C.          [Reserved].

D.         Representations and Warranties; No Default or Event of Default.  The Borrower hereby represents and warrants to the Administrative Agent and the Extending Lenders that (i) this Amendment is within its corporate powers and has been duly authorized by all necessary corporate and, if required, stockholder action of the Borrower, (ii) this Amendment has been duly executed and delivered by the Borrower, (iii) each of this Amendment and the Extended Credit Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law, (iv) as of the date hereof, no Default or Event of Default has occurred and is continuing and (v) the representations and warranties set forth in Article III of the Extended Credit Agreement and in the other Loan Documents are true and correct in all material respects (except to the extent any such representation or warranty is itself qualified by materiality or reference to a Material Adverse Effect, in which case it is true and correct in all respects) on and as of the date hereof, with the same effect as though made on and as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date.

E.          Effectiveness.

(i)         This Amendment shall become effective as of the first date (the “Extension Amendments Effective Date”) on which the below conditions shall have been satisfied or waived:

1.         the Administrative Agent (or its counsel) shall have received duly executed counterparts hereof that, when taken together, bear the authorized signatures of the Borrower, each Subsidiary Guarantor and each Extending Lender (together, representing at least the Required Lenders);

2.          the Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Borrower and each other Obligor and the authorization of this Amendment, in form and substance reasonably satisfactory to the Administrative Agent and its counsel;

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3.          the Administrative Agent shall have received a customary written opinion (addressed to the Administrative Agent and the Lenders dated the Extension Amendments Effective Date) of Skadden, Arps, Slate, Meagher & Flom LLP, New York counsel for the Borrower (and the Borrower hereby instructs such counsel to deliver such opinion to the Lenders and the Administrative Agent);

4.         the Administrative Agent shall have received a certificate from the Borrower, in form and substance reasonably satisfactory to the Administrative Agent, dated the Extension Amendments Effective Date and signed by the President, a Vice President or a Financial Officer of the Borrower, confirming that on and as of the Extension Amendments Effective Date (x) the representations and warranties set forth in Article III of the Extended Credit Agreement and in the other Loan Documents are true and correct in all material respects (except to the extent any such representation or warranty is itself qualified by materiality or reference to a Material Adverse Effect, in which case it is true and correct in all respects) on and as of the Extension Amendments Effective Date, with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date and (y) as of the Extension Amendments Effective Date, no Default or Event of Default has occurred and is continuing; and

5.          the Administrative Agent shall have received (i) all amounts invoiced to the Borrower that are due and payable by it (to the extent required under the terms of the Credit Agreement) on the Extension Amendments Effective Date, including payment or reimbursement of all fees and expenses (including (x) pursuant to any fee letters executed and delivered by the Borrower and (y) fees, charges and disbursements of counsel) required to be paid or reimbursed by the Borrower in connection with the Amendment and (ii) all accrued and unpaid interest on the outstanding Loans and, if applicable, accrued and unpaid commitment fees thereon, to and including the Extension Amendments Effective Date.

(ii)        The amendments and other modifications set forth in Section (A)(ii) shall become effective as of the first date (the “Reorganization Amendments Effective Date”) on which the below conditions shall have been satisfied or waived:

1.           If (and solely to the extent applicable) Reorganization Merger Sub (as defined in the Extended Credit Agreement) is the surviving entity of the Reorganization Merger (as defined in the Extended Credit Agreement), then the Administrative Agent (or its counsel) shall have received (i) a duly executed counterpart of Reorganization Merger Sub to a Borrower Assumption Agreement, dated as of the Reorganization Amendments Effective Date, (ii) such documents and certificates relating to the organization, existence and good standing of Reorganization Merger Sub and the authorization of the Borrower Assumption Agreement (as defined in the Extended Credit Agreement), in form and substance substantially consistent with those documents and certificates (and the terms thereof and attachments thereto) provided with respect to the Borrower pursuant to and in satisfaction of the condition in Section (E)(i)(2) above, and (iii) a customary written opinion (addressed to the Administrative Agent and the Lenders dated the Reorganization Amendments Effective Date) of counsel to Reorganization Merger Sub in form and substance substantially consistent with the opinion delivered pursuant to and in satisfaction of the condition in Section (E)(i)(3) above (and the Borrower hereby instructs such counsel to deliver such opinion to the Lenders and the Administrative Agent);

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2.          the Reorganization Merger shall have been, or substantially concurrently with the occurrence of the Reorganization Amendments Effective Date shall be, consummated; and

3.       the Administrative Agent shall have received, at least three Business Days prior to the Reorganization Amendments Effective Date, all documentation and other information reasonably requested in writing by the Administrative Agent about Reorganization Merger Sub at least ten Business Days in advance of the Reorganization Amendments Effective Date, which documentation and other information is required by applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

F.          Effect of Amendment.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect.  Nothing herein shall be deemed to entitle the Borrower or any Subsidiary Guarantor to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.  This Amendment shall apply and be effective only with respect to the provisions of the Credit Agreement specifically referred to herein.  This Amendment shall constitute a Loan Document, and the representations, warranties and agreements contained herein shall, for all purposes of the Credit Agreement, be deemed to be set forth in the Credit Agreement.  Each Obligor agrees that all of its obligations, liabilities and indebtedness under each Loan Document, including guarantee obligations, shall remain in full force and effect, in accordance with applicable law, on a continuous basis after giving effect to this Amendment.  In addition, each Obligor reaffirms the security interests and Liens granted by such Obligor under the terms and conditions of the Security Documents to secure the Secured Obligations and agrees that such security interests and Liens remain in full force and effect and are hereby ratified, reaffirmed and confirmed.  On and after (i) the Extension Amendments Effective Date, any reference to the Credit Agreement contained in the Loan Documents shall mean the Credit Agreement as modified hereby after giving effect to the Extension Amendments Effective Date, and (ii) the Reorganization Amendments Effective Date, any reference to the Credit Agreement contained in the Loan Documents shall mean the Credit Agreement (as in effect immediately prior to the Reorganization Amendments Effective Date) as modified hereby after giving effect to the Reorganization Amendments Effective Date.  This Amendment shall not extinguish any payment obligation outstanding under the Credit Agreement or discharge or release the Lien or priority of any Loan Document or any other security therefor or any guarantee thereof.  Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Credit Agreement or instruments guaranteeing or securing the same, which shall remain in full force and effect, except as modified hereby or by instruments executed concurrently herewith.  Nothing expressed or implied in this Amendment or any other document contemplated hereby shall be construed as a release or other discharge of any Loan Party under any Loan Document from any of its obligations and liabilities thereunder.

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G.         Counterparts.  This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Amendment and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract between and among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Except as provided in Section (E), this Amendment shall become effective when executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Delivery of an executed counterpart of a signature page to this Amendment by telecopy or electronic transmission shall be effective as delivery of a manually executed counterpart of this Amendment.

H.         Electronic Execution.  The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.  Without limiting the generality of the foregoing, the parties hereto hereby (i) agree that, for all purposes, including in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Issuing Banks and the Borrower, electronic images of this Amendment (including with respect to any signature pages hereto) shall have the same legal effect, validity and enforceability as any paper original and (ii) waive any argument, defense or right to contest the validity or enforceability of this Amendment based solely on the lack of paper original copies of this Amendment, including with respect to any signature pages hereto.

I.           Severability.  Any provision of this Amendment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

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J.        Applicable Law; Jurisdiction; Waiver of Jury Trial.  The provisions of Section 9.09 and 9.10 of the Credit Agreement as amended hereby shall apply to this Amendment, mutatis mutandis.

K.          Headings.  The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

BLACKROCK CAPITAL INVESTMENT CORPORATION,

by
/s/ Chip Holladay
Name: Chip Holladay
Title: Interim Chief Financial Officer and Treasurer

BCIC-MBS, LLC,

by
/s/ Chip Holladay
Name: Chip Holladay
Title: Interim Chief Financial Officer and Treasurer

BKC ASW BLOCKER, INC.,

by
/s/ Chip Holladay
Name: Chip Holladay
Title: Interim Chief Financial Officer and Treasurer

[Signature Page to Eighth Amendment]

CITIBANK, N.A., as Administrative Agent, Issuing Bank, Swingline Lender and an Extending Lender,

by
/s/ Maureen Maroney
Name: Maureen Maroney
Title: Vice President

[Signature Page to Eighth Amendment]

To approve this Amendment as an Extending Lender:

Bank of Montreal, Chicago Branch,

by
/s/ Michael Orphanides
Name: Michael Orphanides
Title: Managing Director

[Signature Page to Eighth Amendment]

To approve this Amendment as an Extending Lender:

Merrill Lynch Capital Corporation,

by
/s/ Zehra Yasemin Esmer
Name: Zehra Yasemin Esmer
Title: President, Merrill Lynch Capital Corporation

[Signature Page to Eighth Amendment]

To approve this Amendment as an Extending Lender:

DEUTSCHE BANK AG NEW YORK BRANCH, as a Lender

by
/s/ Douglas Darman
Name: Douglas Darman
Title: Director

by
/s/ Mink K Chu
Name: Mink K Chu
Title: Director

[Signature Page to Eighth Amendment]

To approve this Amendment as an Extending Lender:

STATE STREET BANK AND TRUST COMPANY,

by
/s/ John Doherty
Name: John Doherty
Title: Vice President

[Signature Page to Eighth Amendment]

To approve this Amendment as an Extending Lender:

MORGAN STANLEY BANK, N.A.

by
/s/ Michael King
Name: Michael King
Title: Authorized Signatory

[Signature Page to Eighth Amendment]

 To approve this Amendment as an Extending Lender:

HSBC Bank USA, N.A.,

by
/s/ Kieran Patel
Name: Kieran Patel
Title: Managing Director

[Signature Page to Eighth Amendment]

Exhibit 99.1

BLACKROCK CAPITAL INVESTMENT CORPORATION ANNOUNCES CREDIT AGREEMENT AMENDMENT

NEW YORK, New York, September 6, 2023 - BlackRock Capital Investment Corporation (“BCIC”) (NASDAQ: BKCC) today announced that it has entered into an amendment (the “Amendment”) to its $265 million senior secured revolving credit agreement (as amended, including by the Amendment, the “Revolving Credit Facility”). The Amendment, among other things:

•	extends the maturity date of the loans made under the Revolving Credit Facility (collectively, the “Loans”) from April 23, 2025 to September 6, 2028;

•	extends the termination date of the commitments available under the Revolving Credit Facility (collectively, the “Commitments”) from April 23, 2024 to September 6, 2027;

•
reduces the applicable margin to be applied to interest on the Loans by 25 basis points per annum and reduces the commitment fee on unused Commitments from 40 basis points per annum to 37.5 basis points per annum; and

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permits the merger of BCIC with and into Project Spurs Merger Sub, LLC (“Merger Sub”), a Delaware limited liability company and wholly-owned indirect subsidiary of BlackRock TCP Capital Corp., a Delaware corporation (NASDAQ: TCPC) (“TCPC”), with Merger Sub continuing as the surviving company (the “Merger”).

Upon and following the consummation of the Merger and satisfaction of customary conditions precedent (as further described in the Amendment), Merger Sub will assume all of the rights and obligations of BCIC under the Revolving Credit Facility and grant a lien on substantially all of its assets to secure the obligations thereunder.

The Revolving Credit Facility continues to include an “accordion” feature that allows BCIC, under certain circumstances, to increase the size of the Revolving Credit Facility up to $325 million in the aggregate.

Usage of the Revolving Credit Facility continues to be subject to a borrowing base, and the Revolving Credit Facility continues to be secured by substantially all of the assets of BCIC and the subsidiary guarantors.

In addition, the facility continues to contain customary representations, covenants (including restrictions on the incurrence of additional indebtedness, liens and dividends, and a requirement to maintain a certain minimum amount of shareholder’s equity and a certain minimum ratio of total assets, less all liabilities other than indebtedness, to indebtedness) and events of default.

BCIC’s legal counsel is Skadden, Arps, Slate, Meagher & Flom LLP.

ABOUT BLACKROCK CAPITAL INVESTMENT CORPORATION

Formed in 2005, BlackRock Capital Investment Corporation (NASDAQ: BKCC) is a business development company that provides debt and equity capital to middle-market companies.

BCIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. BCIC invests primarily in middle-market companies in the form of senior debt securities and loans, and the investment portfolio may include junior secured and unsecured debt securities and loans, each of which may include an equity component. BCIC is a publicly-traded business developement company, regulated under the Investment Company Act of 1940 and is externally managed by its advisor, a wholly-owned, indirect subsidiary of BlackRock, Inc. For more information, visit www.blackrockbkcc.com.

FORWARD-LOOKING STATEMENTS

This press release contains information relating to a proposed business combination transaction between TCPC and BCIC whereby BCIC will merge with and into Merger Sub with Merger Sub continuing as the surviving company and as a wholly-owned subsidiary of Special Value Continuation Partners, LLC, a Delaware limited liability company and wholly owned direct consolidated subsidiary of TCPC (the “Merger”). Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of BCIC or TCPC or the Merger. The forward-looking statements may include statements as to: future operating results of BCIC and TCPC and distribution projections; business prospects of BCIC and TCPC and the prospects of its portfolio companies; and the impact of the investments that BCIC and TCPC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings. BCIC has based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and TCPC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and TCPC in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, BCIC and TCPC plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and TCPC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of TCPC. The Joint Proxy Statement and the Registration Statement will each contain important information about BCIC, TCPC, the Merger and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com.

PARTICIPANTS IN THE SOLICITATION
BCIC, its directors, certain of its executive officers and certain employees and officers of BlackRock Capital Investment Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of BCIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2023. TCPC, its directors, certain of its executive officers and certain employees and officers of Tennenbaum Capital Partners, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of TCPC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION
This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.

CONTACT

BlackRock Capital Investment Corporation
Nik Singhal
President
212-810-5427
nik.singhal@blackrock.com

SOURCE: BlackRock Capital Investment Corporation